Exhibit 99.2

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES 2025 AGM RESULTS

THOUSAND OAKS, Calif, April 22, 2025 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) is pleased to announce the results of the Annual General Meeting of shareholders of the Company held in Marina del Rey, California on April 22, 2025. All of the resolutions put forward at the meeting were approved.

The Company’s shareholders voted to fix the number of directors of the Company at five and elected the following five nominees to the board of directors. Each of the nominees will serve for a one-year term and hold office until the next annual meeting of shareholders, unless he or she sooner ceases to hold office. The following table sets forth the votes submitted by proxy with respect to the election of directors:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Wolf Regener	13,058,913	97.70%	308,096	2.30%
Douglas C. Urch	12,924,137	96.69%	442,872	3.31%
Leslie O’Connor	12,908,976	96.57%	458,033	3.43%
David Neuhauser	13,270,166	99.28%	96,843	0.72%
Evan S. Templeton	12,768,549	95.52%	598,460	4.48%

The shareholders appointed BDO USA, P.C. as the auditor of the Company.

The shareholders also approved (i) the Company’s amended Restricted Share Unit Plan and the unallocated entitlements thereunder with 96.65% of the votes in favour; and (ii) an amendment to the Company’s Stock Option Plan with 96.75% of the votes in favour.

Additional details will be provided in a Report of Voting Results to be filed on SEDAR.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com